ERICO International Corporation	phone: (440) 349-2630
30575 Bainbridge Road, Suite 300	fax: (440) 349-2996
Solon, Ohio 44139	www.erico.com
USA
June 23, 2006
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	ERICO International Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 10, 2006
File # 333-115267
Dear Mr. Cash:
We have received your letter dated June 13, 2006 regarding your review of the ERICO International Corporation (“ERICO” or the “Company”) Form 10-K for the fiscal year ended December 31, 2005 (the “Filing”). We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
In your letter, you wrote comments regarding several disclosures in the Filing and asked us to respond to those comments. We have included your original comments in this supplemental response letter and indicated our responses to your comments directly below each one of them as follows:
Item 7. Management’s Discussion and Analysis
Results of Operations, page 14
1.	We read that your net sales increased from 2004 to 2005, primarily due to a combination of increased selling prices and higher sales volume. Please revise future periodic filings to quantify the impact of each of these factors. Refer to Item 303(a)(3)(iii) of
Regulation S-K.

RESPONSE: We will revise future periodic filings to quantify the impact of price and volume changes when we disclose material changes in net sales.

2.	Throughout your analysis of results of operations, where you list multiple factors that impacted your results, to the extent practicable, please revise future periodic filings to quantify the impact of each factor you identify.

RESPONSE: In future periodic filings, when we identify multiple factors that have impacted our results, to the extent practicable, we will quantify the impact of each individually material factor within Management’s Discussion and Analysis of Results of Operations.
CADDY® • ERICO® • ERIFLEX® • ERITECH® • LENTON®

Liquidity and Capital Resources, page 16
3.	We note that you declared and paid significant dividends to your parent company in 2004 and 2005. Please revise future periodic filings to more clearly explain your expectations for future dividends, as this will provide your debt holders with better insight into your future liquidity. In this regard, we note that your statement on page 12 indicating that your general policy is to retain earnings to repay debt and finance your operations appears inconsistent with your recent history of paying significant dividends to your parent company.

RESPONSE: As we state in the Filing, our general policy is to retain earnings to repay debt and finance our operations and acquisition strategies. The Company’s payment of dividends during the past two years was the result of circumstances in which the Company’s earnings were in excess of its operational, debt repayment and acquisition financing needs. The agreements documenting the Company’s subordinated notes and revolving credit facility both contain restrictions on the amount of dividends that may be paid by the Company.

We will revise future periodic filings to indicate that our general policy is to retain earnings to repay debt and finance our operations and acquisition strategies, but that when funds are not needed for these purposes the Company may pay dividends, to the extent permitted by the Company’s subordinated notes and revolving credit facility agreements.
Goodwill and Other Intangible Assets, page 28
4.	We note your statement that your annual impairment test confirmed that the fair value of the Company exceeded the carrying value. It appears from this statement that, for purposes of testing goodwill impairment, you consider your entire company to be one reporting unit. Please explain to us how you determined your reporting units based on the requirements of paragraphs 19 and 30 of SFAS 142 and EITF Topic D-101. If you test goodwill for impairment using more than one reporting unit, please explain this matter to us and revise future filings accordingly.

RESPONSE: For purposes of testing goodwill impairment, ERICO is operated as one reporting unit. Paragraph 30 of SFAS 142 defines a reporting unit as “an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” Paragraph 31 of SFAS 131 states, “An entity that is not required to report segment information in accordance with Statement 131 is nonetheless required to test goodwill for impairment at the reporting unit level. That entity shall use the guidance in paragraphs 10 – 15 of Statement 131 to determine its operating segments for purposes of determining its reporting units.”

As described further in our response to your comment 7, ERICO has only one operating segment, being the entire company. We considered paragraphs 10 – 15 of SFAS 131 and the further clarification in EITF D-101 in making this determination. Based upon our worldwide functional management organization, there are no components below the ERICO level that constitute a
CADDY® • ERICO® • ERIFLEX® • ERITECH® • LENTON®

business. The Company’s results are the only results regularly reviewed by our chief operating decision maker to make decisions about allocating resources and to assess performance. Therefore, ERICO has only one reporting unit, being the entire company.
5.	We note that you have assigned indefinite lives to all of your trademarks. Please identify for us each of your trademarks, tell us when the value of each trademark was recorded, tell us how each trademark was valued, and provide us with a detailed analysis of how you determined your trademarks had indefinite lives. Your response should address each of the criteria in paragraph 11 of SFAS 142. Additionally, please revise future filings, either here or in your discussion of trademarks on page 7, to briefly describe how you determined that indefinite lives were appropriate.

RESPONSE: The Company has approximately 385 registered trademarks, including ERICO, CADDY, CADWELD, CRITEC, ERIFLEX, FLEXIBAR, ERITECH, LENTON and derivatives thereof, in various countries around the world. At December 31, 2005, these trademarks had a book value of $33.6 million. Using a “relief from royalty” valuation methodology, an independent certified valuation expert estimated a fair value of $33.5 million for the Company’s trademarks as part of our December 2002 leveraged buyout transaction described in the Filing in Note 1 to the consolidated financial statements. The $0.1 million increase in cost between December 2, 2002 and December 31, 2005 represents maintenance expenditures required to keep the Company’s trademark portfolio current.

The Company has been in existence since 1903 and the ERICO trademark was registered in 1907. Most of our primary trademarks have been in use for over 60 years. This extensive history of utilizing the Company’s trademarks enabled us to conclude that the useful lives for these trademarks were indefinite, considering the criteria in paragraph 11 of SFAS 142 as follows:
•	We expect to use these trademarks indefinitely as they are strategically important;

•	There are no other individual assets or groups of assets to which the useful lives of these trademarks relate;

•	Each of the trademarks has standard legal and regulatory terms that limit the useful life to a certain period. However, each of the trademarks also has legal and regulatory provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost. This has been evidenced by the continued registration of these trademarks beyond the initial regulatory periods, with an increase of only $0.1 million over the past three years;

•	The markets the Company serves have been and are expected to be stable and are not expected to be significantly impacted by changing technological advances or regulations.
We will revise future filings to indicate that we determined our trademarks have indefinite lives by referencing the above factors as appropriate.
CADDY® • ERICO® • ERIFLEX® • ERITECH® • LENTON®

Note 3. Debt and Financing Arrangements, page 31
6.	We read that your Credit Facility includes requirements to maintain certain financial ratios, including minimum net income before interest expense, net, income taxes, depreciation, amortization and “certain other non-cash, non-recurring items.” We have the following comments:
a)	We note that you are calling this financial ratio “EBITDA.” In future filings, please revise the title of this measure to clearly identify all adjusting items. Refer to Question 14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

RESPONSE: When we use the term EBITDA for all periods presented in the Filing, the only adjustment to net income, other than interest, income taxes, depreciation and amortization, is $1.7 million in the year ended December 31, 2004 related to the write-off of original issue discount costs and previously deferred financing costs in connection with the February 2004 refinancing of our Credit Facility. This expense is separately identified in the Filing in our consolidated statements of income as “Other Expense” in the year ended December 31, 2004. After considering Question 14 of the Staff’s Non-GAAP FAQ, in future filings we will revise the description of EBITDA to indicate it consists of net income before interest expense, income taxes, depreciation, amortization, other expense related to the write-off of original issue discount costs and previously deferred financing costs, as well as any other adjusting items.

b)	We note that you present a measure that you call “EBITDA” in your Selected Financial Data on page 13. Please tell us if this measure is EBITDA as defined in Release 33-8176. If this measure is instead an adjusted EBITDA number, please describe to us exactly what is included and excluded from this measure, and tell us how you determined that your presentation of this measure complied with the requirements of Item 10(e) of Regulation S-K. Please revise future filings, if applicable, to comply with Item 10(e) of Regulation S-K and Questions 8 and 14 of our Non-GAAP FAQ.

RESPONSE: We believe the measure we have presented and called “EBITDA” in the Filing is consistent with the definition of EBITDA defined in Release No. 33-8176 as “earnings before interest, taxes, depreciation and amortization.” Release No. 33-8176 indicates that EBITDA is specifically exempted “from the prohibition on excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures.”

As described above in our response to your comment 6(a), we have excluded from EBITDA $1.7 million of expense reported on the “Other Expense” line of our consolidated statement of income in the year ended December 31, 2004. This expense is non-cash interest expense and amortization expense that we chose to disclose separately as “Other Expense” since it related to our specific financing transaction. We believe it is appropriate for us to exclude this item from EBITDA because this other expense did not require cash settlement.
CADDY® • ERICO® • ERIFLEX® • ERITECH® • LENTON®

Note 9. Geographic Information, page 35
7.	We read that you have one reportable segment. Given the description of your business beginning on page 3, it appears that you may have several operating segments. To help us better understand your current segment presentation please provide us with a detailed explanation of how you determined your operating segments under SFAS 131, a listing of those operating segments, and for any operating segments that you have aggregated, an explanation of how you determined such aggregation was appropriate under SFAS 131 and EITF 04-10, including demonstration of similar long-term average gross margins over the past five years.

RESPONSE: ERICO has only one operating segment, being the entire company, and has no components that meet the three criteria for an operating segment as defined in paragraph 10 of SFAS 131. The Company has no separate component “(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.”

As indicated in the business description in Part I, Item 1, of the Filing, ERICO sells multiple products and has operations located in more than 25 countries. The business description is used to give an explanation of the markets that our products serve, but is not indicative of how the Company is operated or organized or how it reports financial information. We are organized and managed on a functional basis, not a segment basis, and our financial results are integrated worldwide on a single operating company basis and are reported and reviewed on that basis. Our Chief Executive Officer is the chief operating decision maker for the Company, and he has three direct reports, representing the three functional groups through which we are organized: sales, operations, and finance and administration.

Our products are all managed on a worldwide basis. All of our products are developed by one integrated engineering group, manufactured in non-dedicated factories making a wide range of products, distributed through the same facilities, serviced by one customer service group and sold by overlapping sales forces. The products are used in a diverse range of electrical, construction, utility and rail applications, but they have several features in common, including precision-engineering for use in the construction industry and building trades, the use of metal as the primary raw material and sales and marketing through construction and building trade distributors to end-users who are construction contractors and others in the building trades.

Our manufacturing plants and distribution facilities are managed on a worldwide basis. We have five principal manufacturing facilities, each of which produces multiple products. Fixed costs at each of these principal manufacturing facilities are managed in total on a site basis, and in many cases are unable to be allocated to specific products. Our products are distributed through common ERICO distribution warehouses.
CADDY® • ERICO® • ERIFLEX® • ERITECH® • LENTON®

Our administrative services are managed on a worldwide basis, with service centers from which administrative services such as finance, customer service, distribution, human resources and information services are provided to individual sites. The monthly, quarterly and annual financial results prepared by this group and presented to our chief operating decision maker are prepared on a company basis, and they do not include discrete financial information for our products.

Based upon the way we are operated, organized and report as described above, only ERICO as an entire company engages in business activities from which it earns revenues and incurs expenses and has discrete financial results available that are regularly reviewed by our chief operating decision maker to make decisions about allocating resources and to assess performance. As a result, we have only one operating segment.

8.	We note that Europe accounts for approximately 25% of your total net sales each year and approximately 20% of your total long-lived assets. Please confirm to us that no individual foreign country within that category is material; otherwise, please revise future filings to separately disclose each material individual foreign country. Refer to paragraph 38 of SFAS 131.

RESPONSE: Europe accounted for 26.6%, 27.9% and 28.2% of our total net sales for the years ended December 31, 2005, 2004 and 2003, respectively. No individual foreign country within the many European countries we sell to has net sales greater than 10% of the Company’s total net sales. Disclosure of sales to individual foreign countries is therefore not necessary.

Europe accounted for 20.8%, 23.5% and 22.7% of our total long-lived assets at December 31, 2005, 2004 and 2003, respectively. Besides the United States, we have only one individual foreign country with long-lived assets exceeding 10% of our total long-lived assets. The Netherlands accounted for $5.4 million, or 12.7%, $8.0 million, or 15.3% and $9.4 million, or 15.5%, of our total long-lived assets at December 31, 2005, 2004 and 2003, respectively. We will revise future filings to separately identify The Netherlands and any other individual foreign countries to the extent that such country has long-lived assets that exceed 10% of our total long-lived assets.
Note 11. Guarantor and Non-Guarantor Subsidiaries, page 36
9.	We assume that you are providing condensed consolidating financial statements in reliance on Article 3-10(e) of Regulation S-X. Please confirm our assumption. If our assumption is true, please revise future filings to state that your subsidiary guarantor is 100% owned by the parent company, the subsidiary guarantor’s guarantee is full and unconditional, and no other subsidiary of the parent guarantees the securities. Also revise future filings to briefly describe your registered securities that are being guaranteed.

RESPONSE: We are providing condensed consolidating financial statements in reliance on Article 3-10(e) of Regulation S-X. We will revise future filings to state that ERICO Products, Inc., (“Products”) our subsidiary guarantor, is 100% owned by ERICO International Corporation, the parent company, that Product’s guarantee is full and unconditional and that no other subsidiary of the Company guarantees the securities. We will also revise future filings to clarify that the Company’s subordinated notes are the registered securities that are being guaranteed.
CADDY® • ERICO® • ERIFLEX® • ERITECH® • LENTON®

In response to the Staff’s specific request, we also acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the Filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.
We hope that our responses to your comments provide you with all the information necessary to enable you to complete your review. If you have any questions regarding our responses to your comments, please call me directly at (440) 542-1303.
Sincerely,
/s/ Jeffrey R. Steinhilber

Jeffrey R. Steinhilber
Chief Financial Officer

Copy to:	Tricia Armelin, Staff Accountant Jennifer Thompson, Staff Accountant
CADDY® • ERICO® • ERIFLEX® • ERITECH® • LENTON®